CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Sebastien Bernier, P.Geo., and the information that I reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 22nd day of March, 2017.
Yours very sincerely,

   /s/ Sebastien Bernier
Sebastien Bernier, P.Geo.
Principal Consultant (Resource Geology)
SRK Consulting (Canada) Inc.